DAVID TONNEL SENIOR VICE PRESIDENT & CONTROLLER TRANSOCEAN LTD. 4 GREENWAY PLAZA HOUSTON, TX 77036

September 23, 2014

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attention:    Karl Hiller, Branch Chief

Re:                             Transocean Ltd.

Form 10-K for Fiscal Year ended December 31, 2013

Filed February 27, 2014

Response Letter dated September 2, 2014

File No. 0-53533

Dear Mr. Hiller:

The following is in response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) contained in the letter dated September 2, 2014, from Karl Hiller, Branch Chief, with respect to the above referenced filing of Transocean Ltd. (the “Company”). For your convenience, our response is prefaced by the Staff’s comment.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Note 2 — Significant Accounting Policies, page 71

Long-lived assets and definite-lived intangible assets, page 74

Comment:

1.                                      Comment 1:

We note that for impairment testing purposes you evaluate the undiscounted estimated future net cash flows based on projected dayrates and utilization of the respective asset group under review.  You identify your asset groups as Ultra-Deepwater Floaters, Deepwater Floaters, Harsh Environment Floaters, Midwater Floaters and High-Specification Jackups.  Please tell us your rationale for concluding that grouping long lived assets by rig type is consistent with the guidance in ASC 360-10-35-23 and demonstrate how the cash flows of each individual rig within each asset group is dependent on the cash flows of the other rigs within the group.

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Company Response:

We note that FASB ASC 360-10-35-23 states “For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.”

We conduct our business of drilling oil and gas wells in a global, contract-driven auction market.  Our customers, primarily major international oil and gas companies and government owned or controlled oil and gas companies, have drilling prospects across geographic regions throughout the world for which they periodically request bids for term contracts.  Our customers determine the contract requirements for the rigs, among which the predominant characteristic is water depth capability.  Rigs are largely interchangeable since the rigs within each asset class are highly mobile, have similar technical specifications, capabilities, generally comparable water depth capacity and can, therefore, all be used to satisfy a given contract opportunity.  We occasionally substitute rigs within an asset group during a contract term, for example, to avoid downtime for repairs, contract terminations or for other reasons.  With the customer’s acceptance, we recently made two substitutions within our Deepwater Floaters asset group and one substitution within our Midwater Floaters asset group.  We also frequently see some of our rigs being relocated between countries or even continents by our customers as part of their worldwide portfolio management decisions.

Given the interchangability of rigs within an asset class, we forecast our cash flows by asset class for business planning purposes and for evaluating the recoverability of the carrying amounts of our asset groups.  We submit bids for term contracts on a dayrate basis, which is driven by the worldwide supply and demand of the marketed rigs (in the given asset class) available for bid at the time.  The utilization rates, an indicator of supply and demand, and the dayrates for rigs generally trend together within our asset classes.  Accordingly, to estimate the cash flows projections for speculative revenues beyond the cash flows for firm contracted revenues, we estimate dayrates and utilization rates by asset class.

The global nature of the rig market, the mobility of rigs, the number of rigs in our fleet, the manner in which we make our deployment, stacking and reactivation decisions, and the sensitivity of dayrates to the number of rigs thought to be available at any given time all lead us to conclude that we should review our assets for impairment on an asset group basis rather than an individual rig basis.  We believe that this approach is consistent with the accounting standards stated in FASB ASC ASC 360-10-35-23 since these groups are the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

We previously cited considerations for determining our asset groups in our correspondence with the Staff between October 2004 and June 2005.  Additionally, we refer to our correspondence with the Staff in May 2011 with regard to the impairment of our standard jackup asset group in December 2010 and to our correspondence with the Staff between August 2013 and October 2013 with regard to the disposal of two of our asset groups in November 2012.  We

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believe the facts and circumstances considered in determining our asset groups remain consistent with those today.

Closing Comments

In connection with this response, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ David Tonnel
Name: David Tonnel
Title: Senior Vice President & Controller